Exhibit 10.4

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is effective as of the 1st day of November, 2006, by and between Hiromitsu Ogawa (“Employee”) and Container Applications International, Inc., a Nevada corporation (the “Company”). In consideration of the mutual covenants herein contained, and in consideration of the continued employment of Employee by the Company, the parties agree as follows:

1. Duties and Scope of Employment.

(a) Position. The Company agrees to employ the Employee for the term of his employment under this Agreement in the position of Executive Chairman on the terms and conditions set forth in this Agreement.

(b) Management Authority. As such officer, Employee shall be responsible for supervising the operations of the Company, including without limitation the procurement and marketing and supervising the officers of the Company.

(c) Consulting with the Board of Directors. Without limiting the provisions of Section 1(b) of this Agreement and without limiting consultations which the Board of Directors may call for from time to time, Employee shall from time to time consult with a representative of the Board of Directors regarding the following items:

(i) changes in office locations;

(ii) the Company’s financial performance;

(iii) the procurement of equipment; and

(iv) material legal matters.

(d) Obligations. During the term of his employment under this Agreement, the Employee shall perform and discharge well and faithfully his duties and shall devote his full business efforts and time to the Company. The foregoing, however, shall not preclude the Employee from engaging in appropriate civic or charitable activities or from serving on the boards of directors of other noncommercial entities, as long as such activities and service do not interfere or conflict with his responsibilities to the Company.

2. Base Salary.

During his employment under this Agreement, the Company agrees to pay to the Employee as compensation for his services, effective November 1, 2006, a base salary (“Base Salary”) at an initial annual rate of $525,874, payable in twenty-four (24) equal bi-monthly installments and on July 1 of each subsequent year that this Agreement is in place, beginning on July 1, 2007, the employee’s Base Salary shall be increased by at least four percent (4%) of the Employee’s then-current Base Salary.

3. Employee Benefits.

(a) General. During the term of his employment under this Agreement, the Employee shall be eligible to participate in the employee benefit plans and executive compensation programs made available by the Company to its executive officers generally, including (without limitation) any of the following plans if and when adopted by the Board of Directors: pension plans, savings plans, deferred compensation plans, life, disability, health, accident and other insurance programs, paid vacations, and similar plans or programs subject in each case to the generally applicable terms and conditions of the plan in question and to the determination of any committee or other person administering such plan or program.

(b) Disability. Subject to the Employee’s insurability, the Company will maintain a policy of long-term disability insurance providing for a 60-day exclusion period and disability coverage for sixty percent (60%) of Employee’s Base Salary, with the Employee named as the direct beneficiary.

(c) Vacation. The Employee shall be entitled to paid vacation accruing at the rate of 20 days per year. No more than 20 days of accrued vacation shall carry forward to the next year.

4. Profit-Sharing Bonus.

(a) For each Fiscal Year during the term of this Agreement, the Company shall pay to the Employee a profit-sharing bonus, if any, as determined by this Section 4. For all purposes of this Agreement, “Fiscal Year” shall mean the Company’s fiscal year ending on December 31.

(b) For each Fiscal Year during the term of this Agreement until the closing of the initial public offering of the Company’s Common Stock (“IPO”), Employee shall be entitled to a profit-sharing bonus equal to the following percentages of the Employee’s Base Salary, depending upon whether the Company meets or achieves its budget for Pre-Tax Profit for such Fiscal Year, as further set forth below:

Percent of Budgeted Pre-Tax Profit Achieved	Bonus (as a Percentage of Base Salary)
less than 70%	0%
70%	10%
80%	20%
90%	30%
100%	40%
110%	50%
120%	60%
130%	70%
140%	80%
150%	90%
160% and above	100%

Following the IPO, the foregoing provisions of this Section 4 shall no longer be applicable and any bonus to Employee shall be in the complete discretion of the Company’s board of directors.

(c) “Pre-Tax Profit” for any Fiscal Year shall mean the Company’s net income for such fiscal year (but not less than zero), before any reduction or addition for any income taxes, for net operating loss carryforwards or carrybacks or for the bonus payable under this Section 4, as determined by the Company’s independent public accountants.

(d) Amounts due to the Employee under this Section 4 with respect to any Fiscal Year shall be payable within thirty (30) days following the receipt by the Company of audited financial statements for such Fiscal Year, certified by the Company’s independent public accountants, but in no event later than March 15th of the calendar year immediately following such Fiscal Year.

(e) The Employee’s entitlement to a bonus under this Section 4 shall not accrue until the last day of each fiscal year ending during the term of this Agreement. Except as provided in Section 7(b)(iii), no bonus shall be payable under this Section 4 unless Employee’s employment under this Agreement continues through the end of the applicable Fiscal Year.

5. Business Expenses and Travel.

During the term of his employment under this Agreement, the Employee shall be authorized to incur necessary and reasonable travel, entertainment and other business expenses in connection with his duties hereunder. The Company shall reimburse the Employee for such expenses upon presentation of any itemized account and appropriate supporting documentation, all in accordance with the Company’s generally applicable policies.

6. Term of Employment.

(a) Basic Rule. Unless the Employee’s employment terminates at an earlier date pursuant to the provisions of this Agreement, the Company agrees to continue the Employee’s employment, and the Employee agrees to remain in the employ of the Company, for two (2) years from the effective date of the IPO; provided, however, that the Employee may terminate his employment at any time following the one-year anniversary of the IPO, if he provides the Company with at least thirty (30) days prior notice.

(b) Termination by the Company. Notwithstanding the foregoing, the Company may terminate Employee’s employment for any of the following reasons:

(i) Death. Upon the event of the Employee’s death, Employee’s employment with the Company shall be considered automatically terminated.

(ii) Disability. Upon the event of the Employee’s Disability, Employee’s employment with the Company shall terminate 30 days after the Company gives the Employee written notice of such termination. For all purposes of this Agreement, “Disability” shall mean that the Board of Directors determines (with the Employee abstaining) that the Employee is unable to perform his duties under this Agreement for a continuous period of at least 180 days due to physical or mental illness or impairment.

(iii) Company Insolvency. If the Company becomes insolvent or the Company seeks relief (or an order is entered against the Company) under any bankruptcy, reorganization, receivership, transfer for the benefit of creditors or other debtor relief statute or arrangement, Employee’s employment with the Company shall terminate 30 days after the Company gives Employee written notice of the termination.

(iv) Termination for Cause. The Company (acting pursuant to a resolution of the Board of Directors), at its option and without prejudice to any other remedy to which the Company may be entitled either at law, in equity, or under this Agreement, may terminate the Employee’s employment at any time for Cause by giving the Employee notice in writing specifying the reason for the termination. For all purposes under this Agreement, “Cause” shall mean:

(A) A failure by the Employee to substantially perform his duties hereunder which is not cured within thirty (30) days after notice from the Company, provided that any termination for any such failure due to physical or mental illness or impairment shall be made, if at all, in accordance with Section 6(b)(ii);

(B) An act by the Employee of material dishonesty, fraud, misrepresentation, or other act(s) of moral turpitude;

(C) An intentional act by the Employee (other than one constituting a business judgment that was reasonable at the time or which was previously approved by the Board of Directors or the Board’s representative nominated by the Company’s Chairman of the Board pursuant to Section 1(d)), or a clear lack of reasonable care by the Employee, or gross misconduct by the Employee, which (in each case) is seriously injurious to the Company;

(D) A material breach by the Employee of this Agreement which is not cured within thirty (30) days after notice from the Company; or

(E) A material and willful violation of a federal or state law or regulation applicable to the business of the Company.

(c) Constructive Termination. If any Constructive Termination continues more than thirty (30) days after the Employee gives the Company notice in writing specifying the Constructive Termination in question, the Employee may, by a second written notice to the

Company given within thirty (30) days after his initial notice, terminate his employment with the Company and treat such termination as a termination of his employment by the Company effective upon such second notice. Notwithstanding the foregoing, if at the time the Employee terminates his employment with the Company on account of a Constructive Termination, any of the circumstances described in Section 6(b)(iii)-(iv) then exists, then the Employee’s employment shall be deemed to have been terminated by the Company pursuant to such Section, rather than pursuant to this Section for all purposes of this Agreement. For all purposes under this Agreement, “Constructive Termination” shall mean:

(i) without the Employee’s written consent, the assignment by the Company to the Employee of any substantial duties that are inconsistent with the Employee’s position as Executive Chairman of the Company;

(ii) any material breach by the Company of this Agreement;

(iii) without the Employee’s written consent, a requirement to relocate, except for office relocation within the San Francisco Bay area; provided that the Employee hereby acknowledges that he may be required to travel extensively in connection with the performance of his duties under this Agreement; and

(iv) without the Employee’s written consent, the hiring by the Company of officers and management employees who are not approved by Employee.

(d) Waiver of Notice. Any waiver of notice shall be valid only if it is made in writing and expressly refers to the applicable notice requirement in this Section 6.

7. Payments Upon Certain Terminations of Employment.

If, during the term of this Agreement, the Employee’s employment is terminated, the Employee shall be entitled to receive the following:

(a) Company Termination Under Section 6(b)(iii) or (iv). In the event the Employee’s employment is terminated by the Company pursuant to Section 6(b)(iii) or (iv) or in the event Employee terminates his employment with the Company other than pursuant to Section 6(c), the Employee shall be entitled to all accrued compensation and all other accrued benefits through the effective date of termination, but shall be not entitled to any other compensation or benefits, and shall not be entitled to any profit-sharing bonus under Section 4 for the Fiscal Year in which the termination occurs unless it occurs on the last day of such Fiscal Year.

(b) Company Termination Without Cause or Under Section 6(b)(i), (ii) or 6(c). Subject to Section 9, in the event the Employee’s employment is terminated by the Company (i) without Cause or (ii) pursuant to Section 6(b)(i) or (ii) and none of the circumstances described in Sections 6(b)(iii)-(iv) then exists, or (iii) is deemed terminated pursuant to Section 6(c) and none of the circumstances described in Sections 6(b)(iii)-(iv) then exists, then, in addition to all accrued compensation and all other accrued benefits through the effective date of such termination, and (in the case of Sections 6(b)(i) and (ii) only) any death or disability benefits, respectively, the Employee shall be entitled to the following payments and benefits:

(i) Severance Payment. The Company shall pay the Employee a lump-sum amount equal to the greater of (A) the aggregate amount of Employee’s Base Salary as in effect as of the date of employment termination for the remaining term of the Agreement, or (B) one hundred percent (100%) of the Employee’s Base Salary for the twelve (12) months immediately preceding the date of employment termination, such payment to be made within thirty (30) days after the date on which the Employee’s employment with the Company terminates.

(ii) Group Health, Life and Disability Insurance Coverage. The Company shall pay the premiums for group health, dental insurance (if any), life insurance and disability insurance as provided to the Employee immediately prior to termination (“Company-Paid Coverage”). If the Employee’s health and dental insurance coverage included his dependents immediately prior to termination, such dependents shall also be covered at Company expense. Subject to the approval of the relevant insurance company(ies), Company-Paid Coverage shall continue for one year beginning at the Employee’s termination date. For purposes of the continuation health coverage required under section 4980B of the Code (“COBRA”), the date of the “qualifying event” giving rise to the Employee’s COBRA election period (and that of his “qualifying beneficiaries”) shall be the last date on which the Employee receives Company-Paid Coverage under this Plan. (This Section 7(b)(ii) shall not require continuation of any insurance after death in the case of termination under Section 6(b)(i), but nothing in this sentence shall affect any benefits payable on account of death.)

(iii) Partial-Year Bonus. If the termination occurs more than one month after the end of the Company’s prior Fiscal Year, the Company shall pay the Employee a bonus payment calculated under Section 4 for the Fiscal Year in which the termination occurs, prorated based on the number of days that the Employee was employed by the Company during the Fiscal Year in which the termination occurs. Such payment shall be made within thirty (30) days following the receipt by the Company of audited financial statements for the Fiscal Year in which the termination occurs, certified by the Company’s independent public accountants.

(iv) No Duty To Mitigate. The Employee shall not be required to mitigate the amount of any payment contemplated by this Section 7(b) (whether by seeking new employment or in any other manner), nor shall any payment under this Section 7(b) be reduced by any earnings that the Employee may receive from any other source.

8. Proprietary Information.

The Employee agrees, during and after the term of his employment by the Company, to comply fully with the Company’s policies relating to non-disclosure of the Company’s trade secrets and proprietary information and processes. Without limiting the generality of the foregoing, the Employee will not, during and after the term of his employment by the Company, disclose any such secrets, information or processes to any person, firm, corporation, association or other entity for any reason or purpose whatsoever without the written consent of the Company, nor shall the Employee make use of any such property for his own purposes or for the benefit of any person, firm, corporation, or other entity (except the Company) under any circumstances during or after the term of his employment provided that after the term of his employment these restrictions shall not apply to such secrets, information and processes that are then in the public domain (provided that the Employee was not responsible, directly or indirectly, for such secrets, information or processes entering the public domain without the Company’s consent).

9. Section 280G

(a) Notwithstanding anything to the contrary herein, Section 9(b) shall apply in the event that the Company satisfies the requirement of Section 280G(b)(5)(A)(ii)(I) of the Code. In the event that the Company does not satisfy such requirement, Section 9(c), not Section 9(b), shall apply.

(b) Prior to any change described in Section 280G(b)(A)(i) of the Code (a “Section 280G Transaction”) and in accordance with the requirements of Section 280G(b)(5)(B) of the Code, the Company shall seek, but shall not be required to obtain, approval by its shareholders of any payments, options, awards or benefits (including, without limitation, the monetary value of any non-cash benefits and the accelerated vesting of stock options) under this Agreement or under any other plan, agreement or arrangement with the Company, any person whose actions result in a Section 280G Transaction or any person affiliated with the Company or such person (collectively, the “Payments”), that may separately or in the aggregate constitute “parachute payments” within the meaning of Section 280G (collectively, the “Potential Parachute Payments”). In the event that the shareholders of the Company do not approve the Employee’s Potential Parachute Payments in accordance with Section 280G(b)(5)(B) of the Code, the Employee will have no right or entitlement to receive or retain, as the case may be, that portion of his Potential Parachute Payments that would otherwise cause any portion of any of his Potential Parachute Payments to be treated as an “excess parachute payment” (within the meaning of Section 280G).

(c) In the event that the Employee becomes entitled to receive or receives any Payments and it is determined that, but for this Section 9(c), any of the Payments will be subject to any excise tax pursuant to Section 4999 of the Code or any similar or successor provision (the “Excise Tax”), the Company shall pay to the Employee either (i) the full amount of the Payments or (ii) an amount equal to the Payments, reduced by the minimum amount necessary to prevent any portion of the Payments from being an “excess parachute payment” (within the meaning of Section 280G) (the “Capped Payments”), whichever of the foregoing amounts results in the receipt by the Employee, on an after-tax basis, of the greatest amount of Payments notwithstanding that all or some portion of the Payments may be subject to the Excise Tax. For purposes of determining whether an Employee would receive a greater after-tax benefit from the Capped Payments than from receipt of the full amount of the Payments, (i) there shall be taken into account any Excise Tax and all applicable federal, state and local taxes required to be paid by the Employee in respect of the receipt of such payments and (ii) such payments shall be deemed to be subject to federal income taxes at the highest rate of federal income taxation applicable to individuals that is in effect for the calendar year in which the benefits are to be paid, and state and local income taxes at the highest rate of taxation applicable to individuals in the state and locality of the Employee’s residence on the effective date of the Section 280G Transaction, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes (as determined by assuming that such deduction is subject to the maximum limitation applicable to itemized deductions under Section 68 of the Code and any other limitations applicable to the deduction of state and local income taxes under the Code).

(d) All calculations and determinations under this Section 9, including application and interpretation of the Code and related regulatory, administrative and judicial authorities, shall be made by an independent accounting firm or independent tax counsel appointed by the Company (the “Tax Advisor”). All determinations made by the Tax Advisor under this Section 9 shall be conclusive and binding on both the Company and the Employee, and the Company shall cause the Tax Advisor to provide its determinations and any supporting calculations with respect to the Employee to the Company and the Employee. The Company shall bear all fees and expenses charged by the Tax Advisor in connection with its services. For purposes of making the calculations and determinations under this Section 9, after taking into account the information provided by the Company and the Employee, the Tax Advisor may make reasonable, good faith assumptions and approximations concerning the application of Sections 280G and 4999 of the Code. The Company and the Employee shall furnish the Tax Advisor with such information and documents as the Tax Advisor may reasonably request to assist the Tax Advisor in making calculations and determinations under this Section 9. In the event that Section 9(c) applies, the Employee shall be entitled to specify which of the Payments shall be reduced if the Employee will be paid the Capped Benefits rather than the full amount of the Payments and, if the Employee does not so specify, the Company shall make any such determination.

(e) Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Code” shall mean the Internal Revenue Code of 1986, as amended, and the Treasury regulations promulgated thereunder.

(ii) “Section 280G” shall mean Section 280G of the Code and the Treasury regulations promulgated thereunder or any similar or successor provision.

10. Section 409A

The Company and the Employee intend that this Agreement, and any deferrals and payments under this Agreement, comply with Section 409A of the Code (“Section 409A”) and any official guidance issued thereunder (including, without limitation, any temporary or final Treasury regulations), to the extent Section 409A is applicable thereto. Notwithstanding anything to the contrary in this Agreement, to the extent the Employee is considered to be a “specified employee” within the meaning of Section 409A, any severance payments payable in cash (as described in Section 7) and otherwise due to the Employee on or within the six-month period following the Employee’s actual termination date will not be paid during such period, but instead will accrue during such six-month period and will become payable in a lump sum payment on the date six (6) months and one (1) day following the date of the Employee’s actual termination (or such earlier date as the Company reasonably determines will not result in the imposition of additional tax under Section 409A). In addition, this Agreement will be deemed amended to the extent necessary to avoid imposition of any additional tax or income recognition prior to actual payment to the Employee under Section 409A and any official guidance issued thereunder (including, without limitation any temporary or final Treasury regulations), and the parties agree to cooperate with each other and to take reasonably necessary steps in this regard.

11. Successors.

(a) Company’s Successors. Any successor to the Company (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets shall assume this Agreement and agree expressly to perform this Agreement in the same manner and to the same extent as the Company would be required to perform it in the absence of a succession. For all purposes under this Agreement, the term “Company” shall include any successor to the Company’s business and/or assets which executes and delivers the assumption agreement described in this subsection (a) or which becomes bound by this Agreement by operation of law.

(b) Employee’s Successors. This Agreement and all rights of the Employee hereunder shall inure to the benefit of, and be enforceable by, the Employee’s personal or legal representatives, executors, administrators, heirs, distributees, devisees and legatees.

12. Notice.

Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid. In the case of the Employee, mailed notices shall be addressed to him at the home address which he most recently communicated to the Company in writing. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its Secretary.

13. Miscellaneous Provisions.

(a) Waiver. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by the Employee and by authorized officer of the Company (other than the Employee). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

(b) Whole Agreement. No agreements, representations or understanding (whether oral or written and whether express or implied) which are not expressly set forth in this Agreement have been made or entered into by either party with respect to the subject matter hereof.

(c) Choice of Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California.

(d) Severability. The invalidity or enforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.

(e) No Assignment of Benefits. The rights of any person to payments or benefits under this Agreement shall not be made subject to option or assignment, either by voluntary or involuntary assignment or by operation of law, including (without limitation) bankruptcy, garnishment, attachment or other creditor’s process, and any action in violation of this subsection (e) shall be void.

(f) Limitation of Remedies. If the Employee’s employment hereunder terminates for any reason, the Employee shall not be entitled to any payments, benefits, damages, awards or compensation other than as provided by this Agreement.

(g) Withholding. The Company shall be entitled to deduct and withhold from any amounts payable under this Agreement such amounts as the Company is required to deduct or withhold therefrom under the Code or under any other applicable law.

(h) Captions. Captions contained herein are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of any provision hereof.

(i) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

(j) Arbitration. Any dispute or claim arising under or relating to this Agreement (including without limitation the validity or scope of this Agreement or of any provision hereof or of this Section 11(j)) shall be determined exclusively by arbitration before a single arbitrator in accordance with the commercial arbitration rules of the American Arbitration Association. In the event the parties cannot agree on an arbitrator within 10 days after either party makes a written call for arbitration hereunder, the arbitrator shall be appointed by the Executive Director of the Northern California office of the American Arbitration Association.

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer, as of the day and year first above written.

CONTAINER APPLICATIONS INTERNATIONAL, INC.

By:	/s/ Masaaki Nishibori
Name:	Masaaki Nishibori
Title:	Chief Executive Officer

/s/ Hiromitsu Ogawa
Hiromitsu Ogawa